UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14F-1

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Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 thereunder

ON THE MOVE SYSTEMS CORP.

(Exact name of registrant as specified in its charter)

Nevada	333-168530	27-2343603
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 N. Green valley Parkway, Suite,

200 Henderson, NV, 89074

(Address of principal executive offices)

_____________________________

(Former address if changed since last filing)

(702) 990-3271

(Registrant’s telephone number)

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

__________________________________________________________________________

ON THE MOVE SYSTMS CORP.

701 N. Green Valley Parkway, Suite,

200 Henderson, NV, 89074

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION

WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

March 3, 2017

INTRODUCTION

This Information Statement is being mailed on or about March 3, 2017, to the holders of record at the close of business on February 24, 2017 (the “Record Date”) of the common shares, par value $0.001 per share (“Common Shares”) of On the Move Systems Corp., a Nevada corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to On the Move Systems Corp.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S

SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

The change of control and change of Board of Directors shall become effective at the close of business on the 10th day following the mailing of this Information Statement to the Company’s shareholders of record (“Effective Date”).

On February 7, 2017, Panama Iphone Inc. (“Panama”), a significant shareholder of the Company, transacted for the sale (“Sale”) to Mr. Parsons, of 1,000,000 shares of Series E Preferred Stock held by Panama, representing all of the issued and outstanding shares of Series E Preferred Stock (“Series E”). The Series E are restricted securities. The Series E have the right to take action by written consent or vote based on the number of votes equal to twice the number of votes of all outstanding shares of common stock. As a result of the Sale and effective on the Effective Date, Mr. Parsons shall have 66.67% of the voting power of all shareholders at any time corporate action requires a vote of shareholders.

On February 16, 2017, Mr. Robert Wilson submitted his resignation from our Board of Directors and appointed Mr. Parsons to our Board of Directors. This appointment results in a change of the majority of the Board of directors of the Company.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that have not and are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

As of the Record Date, 17,656,844 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share and 1,000,000 shares of Series E preferred stock issued and outstanding collectively representing 66.67% of the voting power.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of the Record Date and gives effect to the above described transaction, with respect to the holdings of: (i) each of our current directors and named executive officers, (ii) each of the individuals who will be appointed as directors of Company on the Appointment Date, and (iii) all directors and executive officers as a group, including the new director. Other than those individuals named below, no holder owns 5% or more of Company’s common stock. To the best of our knowledge, each of the persons named in the table below as beneficially owning the shares set forth therein owns the shares directly and has sole voting power and sole investment power with respect to such shares, unless otherwise indicated. Unless otherwise specified, the address of each of the persons set forth below is the address of the Company. The information below is based on a total of 17,656,844, shares of the Company’s common stock outstanding as of the Record Date.

Name of Beneficial Owner	Number of Shares Held	% of Common shares	% of Series E Preferred shares	% of Series F Preferred shares	% of voting Control of the Company
Garett Parsons (1)	1,000,000 Series E Preferred Shares	_______	100%	_______	66.67%
Capital Venture Holdings LLC (2)	1,000 Series F Preferred Shares	_______	_______	100%	_______
Robert Wilson (3)	0	0	0	0	0
Officers and Directors as a group (2)	1,000,000 Series E Preferred Shares 1,000 Series F Preferred Shares	0	100%	100%	66.67%
Panama Iphone Corp.	1,684,467	0	0	0	9.54%

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(1) To take effect on the Effective Date.

(2) Mr. Parsons is the sole member of Capital Venture Holdings LLC and is thus deemed beneficial owner of the shares.

(3) As of the date of this filing, Mr. Wilson serves as our sole director. On the Effective Date, Mr. Wilson’s resignation shall become effective as will Mr. Parsons’ appointment as director of the Company.

As of the date of this filing, there has not been any material plan, contract or arrangement (whether or not written) to which Mr. Parsons is a party in connection with his appointments at the Company.

CHANGES IN CONTROL

Other than what is disclosed herein, there are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

On October 12, 2015, we received notice that it had been sued in the United States District Court for the Central District of California. The plaintiff alleges that we obtained certain trade secrets through a third party also named in the suit. We believe the suit is without merit and intend to vigorously defend it.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to Mr. Wilson’s resignation, the Board of Directors consisted of one member, Mr. Robert Wilson, who was elected to serve until his successor(s) are duly elected and qualified.  Mr. Wilson has submitted a letter of resignation and Mr. Parsons has been appointed to our Board of Directors. Mr. Wilson’s resignation, and the appointment of Mr. Parsons will become effective on the Effective Date.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position(s)

Garett Parsons (1)	34	Director, President, Secretary Chief Financial Officer and Chief Executive Officer

Robert Wilson (2)	59	Director and Former Chief Executive Officer President, Secretary, Chief Financial Office

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(1) Mr. Parsons’ appointment as director of the Company will automatically take effect on the Effective Date.

(2) On February 16, 2017, Mr. Wilson resigned as a director of the Company. Mr. Wilson’s resignation will automatically take effect on the Effective Date.

Garett Parsons, President, CEO and Director

With over 10 years of financial consulting for both private and public equity markets, Mr. Parsons has much experience in the field of asset valuation, funding structures and public release document generation. His education includes a Bachelor of Arts in Political Science/ Economics from California State University Sacramento, Sacramento, Ca. and Associate of Arts in Liberal Studies/ Business San Joaquin Delta College and West Hills College, Stockton/ Coalinga Ca.

Significant Employees

There are no significant employees other than Mr. Parsons.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

During the past ten (10) years, none of our directors, persons nominated to become directors, executive officers, promoters or control persons was involved in any of the legal proceedings listen in Item 401 (f) of Regulation S-K.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

None.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We do not currently have any independent directors and we do not anticipate appointing additional directors in the foreseeable future. If we engage further directors and officers, however, we plan to develop a definition of independence.

Board Meetings and Annual Meeting

During the fiscal year ended February 28, 2016, our Board of Directors did not meet. We did not hold an annual meeting in 2016.

Board Committees

Our sole director has not established any committees, including an Audit Committee, a Compensation Committee, or a Nominating Committee, any committee performing a similar function. The functions of those committees are being undertaken by our sole director. Because we do not have any independent directors, our sole director believes that the establishment of committees of the Board would not provide any benefits to our company and could be considered more form than substance.

We do not have a policy regarding the consideration of any director candidates that may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our sole director established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our sole director has not considered or adopted any of these policies, as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given our relative size and lack of directors and officers insurance coverage, we do not anticipate that any of our stockholders will make such a recommendation in the near future.

While there have been no nominations of additional directors proposed, in the event such a proposal is made, all current members of our Board will participate in the consideration of director nominees.

Our sole director is not an “audit committee financial expert” within the meaning of Item 401(e) of Regulation S-K. In general, an “audit committee financial expert” is an individual member of the audit committee or Board of Directors who:

•	understands generally accepted accounting principles and financial statements,

•	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

•	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,

•	understands internal controls over financial reporting, and

•	understands audit committee functions

Our Board of Directors is comprised of solely of Mr. Wilson who is involved in our day-to-day operations. We would prefer to have an audit committee financial expert on our board of directors. As with most small, early stage companies until such time our company further develops its business, achieves a stronger revenue base and has sufficient working capital to purchase directors and officer’s insurance, the Company does not have any immediate prospects to attract independent directors. When the Company is able to expand our Board of Directors to include one or more independent directors, the Company intends to establish an Audit Committee of our Board of Directors. It is our intention that one or more of these independent directors will also qualify as an audit committee financial expert. Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent and the Company is not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors, nor are we required to establish or maintain an Audit Committee or other committee of our Board of Directors.

WE DO NOT HAVE ANY INDEPENDENT DIRECTORS AND THE COMPANY HAS NOT VOLUNTARILY IMPLEMENTED VARIOUS CORPORATE GOVERNANCE MEASURES, IN THE ABSENCE OF WHICH, STOCKHOLDERS MAY HAVE MORE LIMITED PROTECTIONS AGAINST INTERESTED DIRECTOR TRANSACTIONS, CONFLICTS OF INTEREST, AND SIMILAR MATTERS.

Code of Business Conduct and Ethics

We have adopted a code of ethics meeting the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely, and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of violations; and provide accountability for adherence to the provisions of the code of ethic.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Mr. Wilson is paid $120,000 per year for his services to the company. He does not have a written employment agreement with the company.

Employment Agreements & Retirement Benefits

None of our executive officers is subject to employment agreements, but we may enter into such agreements with them in the future. We have no plans providing for the payment of any retirement benefits.

The Company’s executive officers did not receive any compensation or other remuneration in their capacity as such during the year ended February 28, 2016 and three-month period ended November 30, 2016.

Compensation of Directors

Directors receive no compensation for serving on the Board. We have no non-employee directors.

Our Board of Directors is comprised of Robert Wilson. Mr. Wilson also serves as the CEO of the Company. None of our directors has or had a compensation arrangement with the Company for director services, nor have any of them been compensated for director services since the Company’s inception.

We reimburse our directors for all reasonable ordinary and necessary business related expenses, but we did not pay director’s fees or other cash compensation for services rendered as a director in the year ended February 29, 2016 and three-month period ended November 30, 2016 to any of the individuals serving on our Board during that period. We have no standard arrangement pursuant to which our directors are compensated for their services in their capacity as directors. We may pay fees for services rendered as a director when and if additional directors are appointed to the Board of Directors.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Stock Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, On the Move Systems Corp. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 3, 2017

ON THE MOVE SYSTEMS CORP.

By:	/s/ Garett Parsons
Garett Parsons
Chief Executive Officer